Exhibit 99.2

JBDI Holdings Limited Announces Reverse Stock Split

SINGAPORE, June 16, 2026 (GLOBE NEWSWIRE) — JBDI Holdings Limited (“JBDI” or the “Company”) (Nasdaq: JBDI) today announced that it will effect a share consolidation (the “Reverse Stock Split”) of its Ordinary Shares at a ratio of 1-for-2. The Reverse Stock Split is expected to be effective on or about June 25, 2026, or as soon thereafter as practicable, (the “Effective Date”) for holders of record of the Company’s Ordinary Shares as of the close of business (ET) on June 25, 2026 (the “Record Date”). The Company’s Ordinary Shares are expected to begin trading on a Reverse Stock Split adjusted basis on the Nasdaq Capital Market (“Nasdaq”) as of the open of trading on the trading day next following the Effective Date under the existing ticker symbol “JBDI.”

The Company’s members (Stockholders) previously approved the Reverse Stock Split in a ratio of 1-for-2 at the Company’s Annual General Meeting of Members (“AGM”) held on May 28, 2026 at the office of the Company, and further approved that the Board of Directors shall have the authority, but not the obligation, in its sole discretion and without any further action on the part of the members, to effect the Reverse Stock Split at any time during the 12- month period following approval of the Reverse Stock Split by the members when it believes the Reverse Stock Split to be most advantageous and in the best interests of the Company.

As of the date of this press release, the Board of Directors of the Company believes it is in the best interests of the Company and its members to effect the Reverse Stock Split in the ratio of 1 for 2 Ordinary Shares for the purpose of: (i) satisfying Nasdaq listing standards; and (ii) increasing the market price of the Company’s Ordinary Shares.

As of the Effective Date, every two of the Company’s issued and outstanding Ordinary Shares will be combined into one issued and outstanding Ordinary Share resulting in a reduction of the Company’s total issued and outstanding Ordinary Shares from 19,029,064 (plus 758,436 treasury shares) to approximately 9,514,532 Ordinary Shares (plus 379,218 treasury shares). No fractional Ordinary Shares will be issued in connection with the Reverse Stock Split, and any members of record who otherwise would be entitled to receive a fraction of a share because they hold a number of pre-split Ordinary Shares not evenly divisible by two shall be entitled to receive such number of Ordinary Shares as rounded up to the next higher whole share. The par value of the Ordinary Shares will be increased from $0.0005 to $0.001 per share. Following the Reverse Stock Split, the CUSIP number for the Company’s Ordinary Shares will be G50883 209.

The Company’s transfer agent, VStock Transfer, LLC, will serve as the exchange agent for the Reverse Stock Split. Registered Stockholders holding pre-Reverse Stock Split Ordinary Shares of the Company electronically in book-entry form are not required to take any action to receive post-Reverse Stock Split shares. Those Stockholders who hold their shares in brokerage accounts or in “street name” will have their positions automatically adjusted to reflect the Reverse Stock Split, subject to each brokers’ particular processes, and will not be required to take any action in connection with the Reverse Stock Split.

About JBDI Holdings Limited

JBDI Holdings Limited is a leading provider of environmentally friendly and efficient products and services, specializing in the revitalization, reconditioning, and recycling of drums and related containers in Singapore and across Southeast Asia. With nearly four decades of industry experience, JBDI Holdings has established a strong reputation for quality and reliability, offering a wide range of reconditioned steel and plastic drums, new containers, and ancillary services. Our mission is to help our customers achieve a zero environmental impact footprint while optimizing resource allocation and reducing costs. For more information, please visit https://www.jbdiholdings.com/.

Disclaimer: Forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements generally relate to future events, such as the expected timing of the Reverse Stock Split, the impact of the Reverse Stock Split on the Company’s share price, and the Company’s ability to meet the minimum per share bid price requirement for continued listing on the Nasdaq Capital Market. You are cautioned that such statements are not guarantees of future performance and that JBDI’s actual results may differ materially from those set forth in the forward-looking statements. All of these forward-looking statements are subject to risks and uncertainties that may change at any time. Factors that could cause JBDI’s actual expectations to differ materially from these forward-looking statements include JBDI’s ability to comply with applicable listing standards of the Nasdaq Capital Market and the other factors under the heading “Risk Factors” set forth in JBDI’s Annual Report on Form 20-F, and other filings made with the SEC. Such filings are available on our website or at www.sec.gov. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this press release. JBDI undertakes no obligation to publicly update or revise forward-looking statements to reflect subsequent developments, events, or circumstances, except as may be required under applicable securities laws.

Singapore

JBDI Holdings Limited

Investor Relations Contact:

Matthew Abenante

IRCPresidentStrategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com

Company Contact:

Zhaorong Liang

Tel: +65 6861 4150

Email: Zhaorong.liang@eugroup.com.sg

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